Exhibit 99.1

FSD Pharma (Symbol: HUGE) Renews Shareholder Intelligence Services to Investigate Possible Naked Short Selling and Appeals to The Regulators and Oversight Bodies to Look Into The Short Selling Activity Of Its Stock

TORONTO--(BUSINESS WIRE)--March 14, 2023--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders, today announced that it has renewed the service agreement with ShareIntel-Shareholder Intelligence Services, LLC (www.shareintel.com) (“ShareIntel”) to assist in ongoing investigations related to suspected naked short selling of the Company’s common stock.

Naked short selling, a form of market manipulation, is the illegal practice of short selling shares that have not been affirmatively determined to exist. Effectively, naked short selling creates artificial shares that do not exist in a company’s capital structure.

The Company’s management over the course of the past few years, has been receiving several requests by concerned shareholders to explain the discrepancy between buying and selling data of HUGE stock by different banks and broker-dealers. The Company’s management, along with its consultants and contractors, have been analyzing data on a daily basis for over a year now, including that of broker-dealers, clearing firms, and shareholder position management. In light of the data analyzed, the Company’s management, for at least the past 12 months, has sent multiple correspondences with questions, to broker-dealers highlighting an imbalance in trade activity, for which management has received either no response or a generic, unsatisfactory reply. To this date, the company has not received a satisfactory response to shareholder inquiries related to discrepancies between buying and selling of HUGE stock.

Despite being a drain on its resources, the inadequate, or complete absence of, responses have forced the Company to pursue additional avenues in order to provide clarity on this situation as part of its fiduciary responsibility to shareholders.

The company is consulting with ShareIntel and others on the matter of retaining a law firm specialized on the subject. The Company intends to review historic and future data and consider prosecution of individuals or groups potentially engaged in any violations of securities laws, rules, and regulations related to naked short selling.

“Our shareholders can rest assured that we have heard their concerns. We are acting appropriately with all tools at our disposal to identify any nefarious perpetrators. We as fervent advocates for naked short selling reform, call upon and appeal to all regulators and oversight bodies throughout Canada and the U.S., including the Ombudsman Ontario and the U.S. Department of Justice to look into the short selling activity of our stock,” said Zeeshan Saeed, President and Co-Executive Chairman at FSD Pharma. “We take shareholder value extremely seriously and work relentlessly to build it in an ethical and transparent manner. We will not sit idly by while trading patterns suggest artificial pressures exist to depress our value and we hope that the patented processes and proprietary analytics of ShareIntel can help root out and expose bad actors.”

About Shareintel-Shareholder Intelligence Services, LLC (“ShareIntel”)

ShareIntel is an application service provider retained by public companies to obtain, aggregate, track and analyze shareholder trading information. This process is managed through a proprietary patent pending web-based application known as the “Data Repository Information Link” system DRIL-Down™. In addition to its core business, ShareIntel can provide value-added custom consulting services to help client companies maximize the utility of our analyses. ShareIntel is a part of the $5 billion plus rapidly growing Software-as-a-Service (“SaaS”) industry. The ShareIntel solution empowers the public company CEO’s with unique analytical tools to manage their investment bankers, legal counsel, investor relations, shareholders and more. ShareIntel creates meaningful hard and soft dollar savings by providing “instant” and actionable analytic metrics to coordinate and monitor corporate governance, regulatory compliance, corporate finance, due diligence, public offering market surveillance, mergers, acquisitions, investor relations, shareholder communications, blue sky compliance, road show planning and more.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc., a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, FSD201, a proprietary ultra-micronized PEA formulation, for the treatment of inflammatory diseases. Lucid Psychss Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-Psych and Lucid-MS. Lucid-Psych is a molecular compound identified for the potential treatment of mental health disorders, and expanding this category, the Company is investigating other products addressing acute medical needs due to the abuse of drugs such as alcohol. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma Inc. and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, under the heading “Risk Factors.” This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com